UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 1-10888

TOTAL FINANCE USA, INC.

EMPLOYEE SAVINGS PLAN

1201 Louisiana Street, Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place de la Coupole

La Defense 6

92400 Courbevoie France

Paris France

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 29, 2011

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value	$53,599,914	50,904,566

Total investments	53,599,914	50,904,566

Receivables:
Employee contributions	73,398	89,942
Company contributions	54,371	62,519
Notes receivables from participants	592,643	665,867

Total receivables	720,412	818,328

Net assets available for benefits at fair value	54,320,326	51,722,894
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(56,278)	135,083

Net assets available for benefits	$54,264,048	51,857,977

See accompanying notes to financial statements.

2

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Contributions:
Employee	$2,627,181	2,751,627
Company	1,440,200	1,641,153
Rollover	57,586	155,492

Total contributions	4,124,967	4,548,272

Investment income (loss):
Interest	93,499	165,775
Dividends	992,649	875,459
Net appreciation in fair value of mutual funds	3,638,367	6,125,596
Net appreciation (depreciation) in fair value of TOTAL S.A. ADS	(1,347,049)	1,189,409

Total investment income	3,377,466	8,356,239

Interest income on notes receivable from participants	32,814	35,322

Total income	3,410,280	8,391,561

Payments to participants	5,126,986	4,420,353
Administrative expenses	2,190	2,161

Net increase in net assets	2,406,071	8,517,319

Net assets available for benefits, beginning of year	51,857,977	43,340,658

Net assets available for benefits, end of year	$54,264,048	51,857,977

See accompanying notes to financial statements.

3

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan in which all employees of TOTAL Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee). The Company’s board of directors has appointed an Investment Committee to oversee the investment funds in the Plan. The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee

(b)	Contributions and Vesting

Employees electing to participate are allowed to contribute from 1% to 30% of eligible compensation, as defined in the Plan document, to the Plan on a pretax basis and from 1% to 6% on an after-tax basis, not to exceed 30% in pretax and after-tax combined. The Company makes a matching contribution of up to 6% of the employee’s eligible compensation. The Company’s contributions vest 20% for each year of service.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($16,500 in 2010 and 2009).

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the Code ($5,500 per participant in 2010 and 2009). The Company does not match employee catch-up contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan or from a conduit individual retirement account.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings or losses, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Payment of Benefits and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts upon termination without the participant’s consent, of amounts less than $5,000. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election, the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Administrative Committee. Amounts less than $1,000 will be distributed directly to participants upon termination.

Distributions from the participant’s account invested in TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash.

A participant, while employed, is allowed to make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals for contributions made to the Plan through December 31, 2007 may be waived in the event a participant demonstrates financial hardship. Contributions made to the Plan after January 1, 2008 are not eligible for hardship and disability withdrawals.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company’s matching contributions. For the Plan years ended December 31, 2010 and 2009, the Company utilized forfeitures of $121,699 and $4,326, respectively, to partially offset matching contributions. Forfeitures available to offset future Company contributions were $267,160 and $319,078 at December 31, 2010 and 2009, respectively.

(e)	Expenses

For the years ended December 31, 2010 and 2009, the Company paid all plan expenses except for loan fees and certain other participant transaction fees.

(f)	Notes Receivable from Participants

Participants are allowed to obtain loans from the Plan secured by the pledge of the participant’s account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan. New loans bear interest at prime rate plus one percentage point. Interest rates on outstanding loans range from 4.25% to 8.75% at December 31, 2010 and December 31, 2009. Home loans can be repaid at terms up to fifteen years; other loans have terms of five years. Maturity dates on outstanding loans at December 31, 2010 range from January 2011 to March 2024 and at December 31, 2009 range from February 2010 to March 2024.

5	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(g)	Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among multiple mutual funds, a common/collective trust fund (the Fidelity Managed Income Portfolio) and TOTAL S.A. ADS.

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

(h)	Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her employer match contributions, and the total amount in each participant’s account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (U.S. GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investments contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain prior period amounts have been reclassified to conform to the current period presentation.

(b)	Valuation of Investments

Quoted market prices are used to determine the fair value of the investments in mutual funds and TOTAL S.A. ADS. The Plan’s investment in the Fidelity Managed Income Portfolio, which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the Fidelity Managed Income Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

6	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.

As of December 31, 2010 and 2009, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Code. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice.

The average yields earned by the Fidelity Managed Income Portfolio were approximately 2.68% and 3.16% at December 31, 2010 and 2009, respectively. The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 1.44% and 1.20% at December 31, 2010 and 2009, respectively.

Securities transactions are recorded on the trade date. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) from mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation (depreciation) in fair value of TOTAL S.A. ADS includes realized gains (losses) on the sale of TOTAL S.A. ADS and unrealized appreciation (depreciation) in fair value of TOTAL S.A. ADS.

(c)	Notes Receivables from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(e)	Payment of Benefits

Payments to participants are recorded as the benefits are paid.

7	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(f)	Accounting Standards and Interpretations

In May 2009, the Financial Accounting Standards Board (FASB) issued new standards which establish the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the new standards set forth:

•

the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (through the date that the financial statements are issued or are available to be issued);

•	the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements; and

•	the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Plan adopted the new standards as of December 31, 2009. The Plan has evaluated subsequent events after the balance sheet date of December 31, 2009 through the time of filing with the Securities and Exchange Commission (SEC) on June 29, 2011, which is the date the financial statements were issued.

In June 2009, the FASB established the FASB Accounting Standards Codification (Codification), which officially commenced on July 1, 2009, to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. All references to authoritative accounting literature are now referenced in accordance with the Codification.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2, and 3 of fair value measurements are defined in note 3 below. The Plan adopted the new accounting standards update as of December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The implementation of the new accounting standards update did not have a significant impact on the Plan’s financial statements as of December 31, 2010 as no transfers between levels 1,2, or 3 were noted. Additionally, the Plan does not currently hold any assets classified as level 3. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements for the provisions of this update that will be effective in the year ending December 31, 2011.

8	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010 - 25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in the Update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan has adopted the amendments of the Update for the 2010 plan year and has reclassified participant loans from investments to notes receivable from participants [and loan interest from investment income] for financial statement presentation. The Form 5500 and supplemental schedule H, line 4i – schedule of assets (held at end of year) will continue to present notes receivable from participants as an investment.

(3)	Fair Value Measurements

U.S. GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds, and TOTAL S.A. ADS – These investments consist of various publicly traded money market funds, mutual funds and common stock. The fair values are based on quoted market prices.

Common/collective trust fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the Plan’s holdings in this fund is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

9	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2010:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement
Interest bearing cash	$553	—	—	553
Common/collective trust fund	—	6,921,426	—	6,921,426

Mutual funds:
Domestic large cap equity funds	16,097,728	—	—	16,097,728
Domestic mid cap equity fund	699,966	—	—	699,966
Domestic small cap equity funds	2,200,710	—	—	2,200,710
International equity funds	6,980,541	—	—	6,980,541
Balanced fund	1,011,005	—	—	1,011,005
Fixed income funds	4,667,186	—	—	4,667,186
Money market fund	4,038,929	—	—	4,038,929
Target date asset allocation funds	3,571,967	—	—	3,571,967

Total mutual funds	39,268,032	—	—	39,268,032
TOTAL S.A. ADS	7,409,903	—	—	7,409,903

Total investments, at fair value	$46,678,488	6,921,426	—	53,599,914

10	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2009:

	Fair value measurements using
	Quoted	Significant
	prices	other	Significant
	in active	observable	unobservable
	markets	inputs	inputs	Fair value
	(Level 1)	(Level 2)	(Level 3)	measurement
Interest bearing cash	$558	—	—	558
Common/collective trust fund	—	7,264,432	—	7,264,432

Mutual funds:
Domestic large cap equity funds	14,635,936	—	—	14,635,936
Domestic mid cap equity fund	548,347	—	—	548,347
Domestic small cap equity funds	1,505,095	—	—	1,505,095
International equity funds	6,173,351	—	—	6,173,351
Balanced fund	848,831	—	—	848,831
Fixed income funds	4,219,445	—	—	4,219,445
Money market fund	4,854,905	—	—	4,854,905
Target date asset allocation funds	2,396,354	—	—	2,396,354

Total mutual funds	35,182,264	—	—	35,182,264
Total S.A. ADS	8,457,312	—	—	8,457,312

Total investments, at fair value	$43,640,134	7,264,432	—	50,904,566

11	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are separately identified as follows:

2010:
Calamos Growth Fund	$2,863,650
Fidelity International Discovery Fund	2,973,134
Fidelity Growth & Income Portfolio	3,918,196
Fidelity Magellan Fund	3,873,974
Fidelity Managed Income Portfolio ($6,865,148 contract value)	6,921,426
Fidelity Retirement Money Market Portfolio	4,038,929
Spartan U.S. Equity Index Fund	3,865,614
Lazard Emerging Markets Portfolio	3,592,684
TOTAL S.A. ADS	7,409,903

2009:
Fidelity International Discovery Fund	$3,223,562
Fidelity Growth & Income Portfolio	4,003,580
Fidelity Magellan Fund	3,616,571
Fidelity Managed Income Portfolio ($7,399,515 contract value)	7,264,432
Fidelity Retirement Money Market Portfolio	4,854,905
Spartan U.S. Equity Index Fund	3,410,854
Lazard Emerging Markets Portfolio	2,638,638
TOTAL S.A. ADS	8,457,312

(5)	TOTAL S.A. American Depositary Shares

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

(6)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents approximately 13.8% and 16.6% of total investments as of December 31, 2010 and 2009, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(7)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds TOTAL S.A. ADS which are shares and units of the parent company of the plan sponsor. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

12	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(8)	Income Tax Status

The Plan obtained its latest determination letter on April 2, 2008, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. This latest determination letter reaffirms the Plan’s qualified status as established by the previous determination letter dated October 27, 2003. The Plan has been amended since receiving the April 2, 2008 letter; however, the Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2010 and 2009.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosures in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(9)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available per the statement of net assets available for benefits	$54,264,048	51,857,977
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	56,278	(135,083)

Net assets available for benefits per the Form 5500	$54,320,326	51,722,894

13	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year ended December 31
	2010	2009
Total investment income (loss) per the statement of changes in net assets available for benefits	$3,377,466	8,356,239
Interest income on notes receivable from participants	32,814	35,322
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009 and 2008	135,083	443,612
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010 and 2009	56,278	(135,083)

Total investment income (loss) per the Form 5500	$3,601,641	8,700,090

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(10)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and TOTAL S.A. ADS. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests through its investment in the common/collective trust fund in securities which may include contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by sub prime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

14	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at end of Year)

December 31, 2010

		Current
Identity of issue	Description of investment	value
American Beacon Funds	American Beacon Large Cap Value Fund	$1,576,294
American Funds, Inc.	American Balanced Fund Class A	1,011,005
Baron Funds	Baron Growth Fund	1,521,214
Calamos Investments	Calamos Growth Fund	2,863,650
Fidelity Investments*	Fidelity Cash Reserves	553
Fidelity Investments*	Fidelity Freedom Income	107,308
Fidelity Investments*	Fidelity Freedom 2010 Fund	799,305
Fidelity Investments*	Fidelity Freedom 2015 Fund	499,929
Fidelity Investments*	Fidelity Freedom 2020 Fund	539,151
Fidelity Investments*	Fidelity Freedom 2025 Fund	239,883
Fidelity Investments*	Fidelity Freedom 2030 Fund	568,779
Fidelity Investments*	Fidelity Freedom 2035 Fund	569,793
Fidelity Investments*	Fidelity Freedom 2040 Fund	246,834
Fidelity Investments*	Fidelity Freedom 2050 Fund	985
Fidelity Investments*	Fidelity Growth & Income Portfolio	3,918,196
Fidelity Investments*	Fidelity Institutional Short-Intermediate Government Fund	1,967,725
Fidelity Investments*	Fidelity International Discovery Fund	2,973,134
Fidelity Investments*	Fidelity Magellan Fund	3,873,974
Fidelity Investments*	Fidelity Managed Income Portfolio	6,921,426
Fidelity Investments*	Fidelity Retirement Money Market Portfolio	4,038,929
Fidelity Investments*	Spartan U.S. Equity Index Fund	3,865,614
Goldman Sachs Asset Management	Goldman Sachs Small Cap Value Fund	679,496
JPMorgan Asset Management	JPMorgan Mid Cap Value Fund	699,966
Lazard Retirement Series, Inc.	Lazard Emerging Markets Portfolio	3,592,684
Morgan Stanley	Morgan Stanley International Equity Portfolio	414,723
PIMCO Funds	PIMCO Total Return Fund	2,699,461
TOTAL S.A.*	TOTAL S.A. American Depositary Shares	7,409,903
Notes receivable from participants*	Interest rates ranging from 4.25% to 8.75% maturity dates ranging from January 2011 to March 2024	592,643

		$54,192,557

*	Indicates a party-in-interest.

See accompanying report of independent registered public accounting firm.

15

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this manual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL Finance USA, Inc. Employee Savings Plan

Dated: June 29, 2011	/s/ James P. DeLess
James P. DeLess, Vice President & Treasurer and Plan Administrator

Index to Exhibit

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm